

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
2831 St. Rose Pkwy #200
Henderson, NV 89052

> **Re: Solar Integrated Roofing Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 9, 2022**
> **File No. 000-56256**

Dear David Massey:

We issued comments on the above captioned filing on November 21, 2022. On March 28, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lance Brunson